Exhibit 99.16

CONSENT OF EXPERT
March 30, 2021
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Stephen Juras, Ph.D., P.Geo., do hereby consent to the filing of the written disclosure regarding:
•the Kişladağ Mineral Resources, dated September 30, 2020;
•Certej Mineral Resources, dated September 30, 2020;
•Skouries Mineral Resources, dated September 30, 2020;
•Perama Hill Mineral Resources, dated September 30, 2020;
•“Technical Report, Kışladağ Gold Mine, Turkey”, effective January 17, 2020;
•“Technical Report, Skouries Project, Greece”, effective January 1, 2018;
•“Technical Report for the Lamaque Project, Québec, Canada’’, effective March 21, 2018; and
•other information pertaining to these projects
and the use of my name in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2020 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Stephen Juras
Stephen Juras, Ph.D., P.Geo

4821-2590-1282\2